AerSale Corporation

121 Alhambra Plaza, Suite 1700

Coral Gables, Florida 33134

February 4, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Donald Field

Re:	AerSale Corporation
Registration Statement on Form S-1 (Registration No. 333-252703)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-252703) (the “Registration Statement”) of AerSale Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on February 8, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Stelios Saffos at (212) 906-4520.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Stelios Saffos of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

AerSale Corporation

By:	/s/ Nicolas Finazzo
Name: Nicolas Finazzo
Title: Chief Executive Officer